UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@bsi.co.il

ALON BLUE SQUARE ANNOUNCES REVISED PROPOSED DEBT ARRANGEMENT

FILED WITH DISTRICT COURT

Alon Blue Square Also Announces Filing Of Response To Notification Of Official Receiver

Regarding Appointment Of Expert To Evaluate Value And Rights Of Minority Shares

YAKUM, Israel, June 20, 2016, Alon Blue Square Israel Ltd. (OTC:BSIRY) (the “Company”) announced today that following the execution of a settlement agreement between the trustees of Mega Retail and a private company controlled by Mr. Moti Ben Moshe (as approved by the Company), and the execution of a supplement to such settlement agreement, the Company filed a revised proposed debt arrangement with the District Court in Lod, Israel. The revised debt arrangement includes changes, based on the settlement agreement with Mega, including with regard to the identity of the creditors under the proposed debt arrangement and the manner of payment to the credit insurance companies.

The Company stated in its response, following notice by the private company controlled by Mr. Moti Ben Moshe filed on the same date which indicated its intention to offer the Company's minority shareholders a sum of NIS 2 million in consideration for their shares, that the Company maintains its position regarding the consideration payable to the minority shareholders on account of their shares, namely that in order to create equality between the controlling shareholder and the minority shareholders, the minority shareholders must receive consideration similar to that which the controlling shareholder is due to receive on account of the share component in the Acquired Assets

In addition, the Company's controlling shareholder, and the private company controlled by Mr. Moti Ben-Moshe notified the Court that, subject to approval of creditors of the Company's controlling shareholder, the Acquired Assets under the offer made by Ben-Moshe to the Company's controlling shareholder would include the brands "Alon" and "Alonit".

Alon Blue Square Also Announces Filing Of Response To Notification Of Official Receiver

Regarding Appointment Of Expert To Evaluate Value And Rights Of Minority Shares

The Company also announced that it filed a response to the notice filed by the Official Receiver with the District Court in Lod, Israel regarding the Official Receiver's recommendation that the Court choose, amongst three proposed candidates, an expert to evaluate the value and rights of the Company's shares held by minority shareholders. The Official Receiver's notice included price quotes from the three candidates which indicated that the experts were asked to assume in their evaluation that the proposed debt arrangement in the Company would be approved.

In its response, the Company requested that, insomuch as the Court deems it appropriate to appoint an expert in this regard, it requests that such expert evaluate whether the proposed consideration to the minority shareholders on account of their shares is fair and equitable (i) in relation to the consideration that would be received by the minority shareholders in the event the proposed debt arrangement is not approved (i.e pursuant to insolvency proceedings), and (ii) in view of the consideration which would be received by the controlling shareholder on account of its shares (insomuch as it is determined that consideration for its shares is being received). In addition to the Company, certain creditors of the Company and the private company controlled by Mr. Moti Ben-Moshe also filed responses with the Court in this regard.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates through subsidiaries. Continued operations - its Tel Aviv Stock Exchange ("TASE") listed 53.92% subsidiary, Blue Square Real Estate Ltd., which owns, leases and develops income producing commercial properties and projects. The others activities include the clearance of purchase coupons and operating the logistic center in Beer Tuvia. Companies designated for sale –the 63.13% held subsidiary, Dor Alon Energy in Israel (1988) Ltd, listed on the TASE, is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 218 convenience stores in different formats in Israel, and Na'aman Group (NV) Ltd., a 77.51% subsidiary listed on the TASE, operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" in the houseware and textile segment.

2

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: failure to reach a settlement with holders of our bank debt and guaranteed bank debt and holders of our Series C Debentures as well as the trustees and creditors of Mega Retail and whether we will continue operations; failure to satisfy all closing conditions for the proposed debt arrangement; acceptance by the court of all or part of the claims made by the trustees of Mega Retail; exposure to third party claims for significant amount of Mega Retail's outstanding debts and liabilities; financial and operational restrictions imposed by the proposed framework for debt repayment with our financial creditors; commitments to issue additional shares which would dilute existing shareholdings and may lower the trading price of our securities; economic conditions in Israel which may affect our financial performance;  dependence of BSRE on Mega Retail as a lessee of its properties; our ability to compete effectively with large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; the effect of increases in oil, raw material and product prices in recent years; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 20, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

4